REIN THERAPEUTICS, INC.

12407 N. Mopac Expy., Suite 250 #390

Austin, Texas 78758

May 21, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Christopher Edwards

Re:	Rein Therapeutics, Inc.

Registration Statement on Form S-3

File No. 333-287342

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Rein Therapeutics, Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-287342), so that it may become effective at 4:00 p.m. Eastern time on May 22, 2025, or as soon thereafter as practicable, or at such later time as the Registrant or its counsel may orally request via telephone call to the staff.

Very truly yours,

REIN THERAPEUTICS, INC.

By:	/s/ Brian Windsor
Name:	Brian Windsor, Ph.D.
Title:	President and Chief Executive Officer

cc:	Stuart Falber, Wilmer Cutler Pickering Hale and Dorr LLP

Molly Fox, Wilmer Cutler Pickering Hale and Dorr LLP